February 1, 2018

Ms. Kimberly Browning Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Second Nature Series Trust; File Nos. 333-216601, 811-23266

Dear Ms. Browning:

Per your request, attached is a copy of the U.S. Department of Agriculture’s biennial report “Expenditures on Children by Families, 2015” referenced in my January 17, 2018 letter to you regarding Second Nature Series Trust.  Please let me know if you have any questions or require anything further.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:  JoAnn M. Strasser, Esq.

Philip.Sineneng@ThompsonHine.com F: 614.469.3361 O: 614.469.3217js